Exhibit 99.1

Election to Equinor's board of directors

In a meeting in the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 4 June 2019, Finn Bjørn Ruyter was elected as a new member to Equinor’s board of directors.

Furthermore, the corporate assembly re-elected Jon Erik Reinhardsen as chair and elected Jeroen van der Veer as deputy chair of the board in addition to re-election of Wenche Agerup, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Anne Drinkwater and Jonathan Lewis as shareholder-elected members of the board of directors.

Finn Bjørn Ruyter has since July 2018 been CEO of Hafslund E-CO AS. He was CEO of Hafslund ASA from January 2012, and CFO in the company from 2010 to 2011. From 1991-1996 Ruyter worked with energy trading in Norsk Hydro. In the period 1996-2009 he led the power trading entity and from 1999 also the energy division in Elkem. In 2009 and 2010 he held a position as Chief Operating Officer in the Philippine hydro power company SN Aboitiz Power located in Manila Ruyter has considerable experience from the energy value chain.

As part of his role as CEO of Hafslund E-CO AS, Ruyter is chair of the board of E-CO Energi AS. Ruyter is also member of the boards in Vistin Pharma ASA, Fortum Oslo Varme AS, Sysco AS and Europower AS.

Ruyter holds a Master’s degree in mechanical engineering (sivilingeniør) from the Norwegian University of Technology (NTNU) and an MBA from BI Norwegian School of Management. He is a Norwegian citizen.

The election of shareholder-elected members to the board of directors enters into effect from 1 July 2019 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2020.

Furthermore, the corporate assembly re-elected Stig Lægreid and Per Martin Labråthen as employee-elected members of Equinor’s board of directors. Hilde Møllerstad was elected as a new employee-elected member. Bjørn Palerud, Hans Einar Haldorsen and Jorunn Birkeland (with this priority) were elected as deputy members for the employee-elected board members.

The employee-elected members to the board of directors enters into effect from 1 July 2019 and until the ordinary election of employee-elected members to the board of directors in 2021.

Contacts:

•	Tone Lunde Bakker, chair of the nomination committee
•	All enquiries to be directed through Equinor Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act